VIA EDGAR	September 22, 2023

Securities and Exchange Commission (the “Commission” or “SEC”)

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Xinyuan Real Estate Co., Ltd.
Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-33863

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in the Staff’s comment letter dated September 11, 2023, relating to the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023, as amended (the “Annual Report”), of Xinyuan Real Estate Co., Ltd. (the “Company” or “Xinyuan”). Simultaneously with the submission of this response letter, the Company is filing Amendment No. 2 to the Annual Report with the Commission (“Amendment No. 2”). For ease of reference, we have included the prior comment on which supplemental information was requested by the Staff:

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022

General

1.            We note your submission and disclosure pursuant to Item 16I(b)(3) addresses ownership or control by "a governmental entity in mainland China" and "the governmental entities in China," respectively. We also note that your definition of China on p. 1 of your annual report filed May 30, 2023 excludes Hong Kong. Please tell us and disclose the ownership or control by governmental entities in Hong Kong as well as mainland China. Please also amend your Form 20-F to include all of the disclosures required by Item 16I(b) in the filing itself rather than attached as an additional exhibit.

Response:

In response to the Staff’s comment #1, the Company has amended the disclosure in Item 16I(b) of the Annual Report as reflected in Amendment No. 2.

2.            We note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and revise to disclose the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.

Response:

The Company notes the Staff’s comment #2. While the Company does have subsidiaries with jurisdictions located in Hong Kong, no governmental entity in Hong Kong owns shares in any of the Company’s subsidiaries or the Company’s consolidated operating entities.

3.            We note your statement that you reviewed your register of members in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response:

The Company notes the Staff’s comment #3. In connection with the review of the Company’s register of members, the Company did not review any other additional materials or rely on any legal opinions or third party certifications as the basis for its submission. The Company’s review consisted of its review of the Register of Members issued by its corporate service firm, Maples Corporate Services Limited.

4.            In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response:

The Company notes the Staff’s comment #4. In connection with the Company’s determination that none of its board members or boards of its consolidated foreign operating entities are officials of the Chinese Communist Party, the Company based its determination on internal discussions and the resumes of such board members.

5.            With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please revise to confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Response:

The Company notes the Staff’s comment #5 and has deleted the language “to our knowledge” from such disclosure in Amendment No. 2.

We trust that the foregoing appropriately addresses the comments raised by the Staff. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ Yong Zhang
Yong Zhang Chief Executive Officer